Exhibit 77 C for 5/31/2008 N-SAR: Submission of Matters to a Vote of Shareholders

Energy Income and Growth Fund

A Special Meeting of Shareholders of the Common Shares of the Fund was held on January 8, 2008. At the meeting
Shareholders approved a new investment sub-advisory agreement with EIP. EIP had been serving as investment sub-advisor to the Fund pursuant to an interim sub-advisory agreement among the Fund, First Trust and EIP since
September 14, 2007. The number of votes cast in favor of the new investment sub-advisory agreement was 2,986,720, the number of votes cast against the new investment sub-advisory agreement was 182,668 and the number of abstentions was 134,526. The Special Meeting was adjourned until February 20, 2008, at which time Shareholders approved a proposal to authorize the sale of Common Shares at a net price less than the then-current NAV per Common
Share, subject to certain conditions. The number of Common
Share votes cast in favor of the proposal was 3,279,325, the number of Common Share votes cast against the proposal was 487,801 and the number of abstentions was 166,813. The number of accounts that voted in favor of the proposal was 4,443, the number of accounts that voted against the proposal was 669 and the number of abstained accounts was 251.

The Joint Annual Meetings of Shareholders of the Common
Shares of Macquarie/First Trust Global
Infrastructure/Utilities Dividend & Income Fund, Energy
Income and Growth Fund, First Trust Enhanced Equity Income
Fund, First Trust/Aberdeen Global Opportunity Income Fund,
First Trust/FIDAC Mortgage Income Fund, First Trust
Strategic High Income Fund, First Trust Strategic High
Income Fund II, First Trust/Aberdeen Emerging Opportunity
Fund, First Trust/Gallatin Specialty Finance and Financial
Opportunities Fund and First Trust Active Dividend Income
Fund and Shareholders of the Preferred Shares of First
Trust Tax-Advantaged Preferred Income Fund, was held on
April 14, 2008. At the Annual Meeting, Independent Trustee
Robert F. Keith was elected for a three-year term. The number of votes cast in favor of Mr. Keith was 5,656,037, the number of votes withheld was 98,524 and the number of abstentions was 692,435.